VEON Expands its Digital Commerce Footprint with Acquisition of OLX in Kazakhstan New York, Dubai, Astana, [November 6 2026] – VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or “the Company”), today announces that its subsidiary Beeline Kazakhstan has completed the acquisition of 100% of OLX Group LLP (“OLX KZ”) from OLX Global B.V. for a total consideration of USD 81 million (inclusive of approximately USD 6 million of completion adjustments), following receipt of relevant regulatory approvals. OLX KZ is a scaled platform for goods, services, real estate and automotive listings, reaching more than 52% of Kazakhstan’s active internet population with approximately 9 million monthly active users. The acquisition adds a marketplace through which people buy, sell and earn, and businesses reach customers. It reported annual revenue of just over USD 28 million in 20261. The acquisition advances VEON’s digital operator strategy of integrating category- leading digital services into its portfolio and scaling them through its connectivity base. It adds to VEON’s existing portfolio across financial services, entertainment, healthcare, education and enterprise solutions, and follows recent additions including ride-hailing leader Uklon and health marketplace Tabletki.ua in Ukraine, and TPL Insurance in Pakistan. In 2Q26, VEON served 227.7 million digital customers, with digital revenue growing 53.6% year-on-year and now accounting for over a quarter of Group revenue. "This acquisition marks another milestone in the digital operator strategy that is reshaping VEON," said Kaan Terzioglu, Chief Executive Officer of VEON. "Across our markets, we are building digital ecosystems that give millions of people meaningful access to digital financial services, healthcare, education and entertainment, and OLX KZ brings Kazakhstan's leading classifieds platform into that portfolio." “We welcome the OLX KZ team into Beeline Kazakhstan as we expand our digital ecosystem,” said Jabbor Kayumov, CEO of Beeline Kazakhstan. “Combining our connectivity leadership with OLX KZ's reach will deliver new digital experiences to millions of Kazakhs and strengthen our platform for long-term growth." "Joining Beeline Kazakhstan's digital ecosystem opens a new chapter for OLX KZ and our market-leading classifieds platform," said Yelena Kim, General Manager of OLX KZ. "We look forward to scaling our operations and combining our marketplace with Beeline Kazakhstan's connectivity and digital services to deliver greater value to buyers and sellers across the country." Beeline Kazakhstan announced the agreement to acquire OLX KZ in October 2025. Following the completion of the acquisition, OLX Group will provide transitional IT services under a handover arrangement to ensure uninterrupted service for OLX KZ’s users. 1 Year ending March 2026 About VEON VEON is a digital operator that provides connectivity and digital services to over 150 million connectivity users and approximately 228 million digital customers. Operating across five countries that are home to 550 million consumers, more than 6% of the world's population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit www.veon.com. About Beeline Kazakhstan Beeline Kazakhstan serves 11.8 million customers with mobile connectivity and around one million with fixed internet services. Since 2018, the company has been executing its digital operator strategy. Over the past five years, leveraging its expertise in digital solution development, Beeline Kazakhstan has created an ecosystem of 60 internal and external products. Beeline Kazakhstan is majority-owned by VEON. Forward-Looking Statements This release contains “forward-looking statements”, within the meaning of the Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to the acquisition of OLX Kazakhstan and its integration into Beeline Kazakhstan’s digital service portfolio. There are numerous risks and uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, including risks relating the acquisition of OLX Kazakhstan and its integration into Beeline Kazakhstan’s digital service portfolio, among others discussed in the section entitled “Risk Factors” in VEON’s 2025 Form 20-F filed with the SEC on March 16, 2026 and other public filings made by VEON with the SEC. The forward-looking statements contained herein speak only as of the date of this release and VEON disclaims any obligation to update them, except as required by law. Contact Information VEON media contact pr@veon.com